Exhibit 99.1

Advantage Extends Odd-Lot Share Repurchase Program

(TSX: AAV, NYSE: AAV)

CALGARY, May 8, 2018 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage") is pleased to announce that it has extended the expiry of its previously disclosed odd-lot share repurchase program (the "Odd Lot Program") by six weeks to June 19, 2018. Pursuant to the Odd Lot Program, Advantage has offered to buy back common shares from registered and beneficial shareholders of Advantage who own 99 or fewer common shares ("Odd Lot Holders"). The Odd Lot Program affords Odd Lot Holders the opportunity to sell all, but not less than all, of their common shares or to continue to maintain their current holdings. Advantage will purchase up to a maximum of Cdn. $4 million of its common shares under the Odd Lot Program (the "Maximum"). The Odd Lot Program is open to Odd Lot Holders of record as of March 20, 2018 and began on March 27, 2018. The Odd Lot Program will now expire once the Maximum is met or at the close of business on June 19, 2018, whichever comes earlier.

Odd Lot Holders may participate in the Odd Lot Program using the participation documents that were previously mailed to them. Questions regarding the Odd Lot Program should be directed to Computershare Investor Services Inc. toll free at 1-800-564-6253.

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, Advantage's conduct of the Odd Lot Program and the details of the Odd Lot Program. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; risk that a significant number of Odd Lot Holders do not tender to the Odd Lot Program; failure of Advantage to achieve the perceived benefits of the Odd Lot Program;  and changes in tax laws. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.Sedar.com and www.advantageog.com. Readers are cautioned that the foregoing lists of factors is not exhaustive.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; timing and amount of capital expenditures; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; and current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

View original content:http://www.prnewswire.com/news-releases/advantage-extends-odd-lot-share-repurchase-program-300644137.html

SOURCE Advantage Oil & Gas Ltd.

View original content: http://www.newswire.ca/en/releases/archive/May2018/08/c2831.html

%CIK: 0001468079

For further information: Craig Blackwood, Vice President, Finance and Chief Financial Officer, (403) 718-8005 OR Investor Relations, Toll free: 1-866-393-0393; ADVANTAGE OIL & GAS LTD., 300, 440 - 2nd Avenue SW, Calgary, Alberta T2P 5E9, Phone: (403) 718-8000, Fax: (403) 718-8332, Web Site: www.advantageog.com, E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 08:00e 08-MAY-18